COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

September 7, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn:  Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust I (“CFSTI”); Registration Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on August 29, 2012 in connection with post-effective amendment no. 157 to the registration statement of CFSTI, filed with the SEC on July 20, 2012, relating to changes to Columbia International Bond Fund (the “Fund”). The staff’s comments are summarized below, and each is followed by our response.

Comment 1:

The prospectus states that the average portfolio duration will vary. Please consider describing what duration means.

Response to Comment 1:  We will add a description of what duration means by adding language to the following effect:

Duration measures the sensitivity of fixed-income security prices to changes in interest rates. The longer the duration of a fixed-income security, the more sensitive it will be to changes in interest rates. For example, a bond with a three-year duration is expected to decrease in value by 3% if interest rates rise 1% and increase in value by 3% if interest rates fall 1%.

After consulting with the portfolio managers, we have also added a sentence stating that the Fund does not have a duration target.

Comment 2:

Please confirm that if the Fund sells a credit default swap (writes protection) it will cover the notional value of the security.

Response to Comment 2:  If the Fund sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Fund).

Comment 3:

The description of the Fund’s primary benchmark is lengthy. Please provide a more concise description of the index.

Response to Comment 3:  We will shorten the description.

Comment 4:

Please include an “Acquired Fund Fees and Expense” line in the annual fund operating expenses table if it is required.

Response to Comment 4: Acquired fund fees and expenses was under 1 basis point so there will be no acquired fund fees and expenses line in the expense table.

Comment 5:

Is the fee waiver and expense reimbursement arrangement subject to a recoupment? Will the arrangement extend for a full year after the effectiveness of the filing?

Response to Comment 5:  There is no recoupment of fees waived or expenses reimbursed if the cap is triggered. The arrangement will not terminate by its terms before a full year.

We hope that these responses adequately address your comments. We acknowledge the obligation to file with the SEC Item 2, 3 and 4 disclosure in XBRL format within fifteen business days following the effectiveness of the registration of the Fund. CFSTI accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFSTI acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFSTI further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I

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